SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13G
                            (Rule 13d-102)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                           (Amendment No. 5)1



                      GLOBAL POWER EQUIPMENT GROUP, INC.


                            (Name of Issuer)

                                Common
                      (Title of Class of Securities)

                             37941P306
                           (CUSIP Number)


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  37941P306

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Zesiger Capital Group LLC
         I.R.S. Identification No.: 13-3813880


2. Check the Appropriate Box if a Member of a Group*(a)[  ]
                              			    (b)[  ]
                     N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

    New York, New York

Number             5. Sole Voting Power              1,032,601
Of
Shares             6. Shared Voting Power            N/A
Beneficially
Owned by Each      7. Sole Dispositive Power         1,253,433
Reporting
Person With        8. Shared Dispositive Power       N/A


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      1,253,433


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       N/A


11.  Percent of Class Represented by Amount in Row (9)

       7.9%


12.   Type of Reporting Person*

        Investment Adviser (IA)


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CUSIP No.  37941P306

1.  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

         Public Employee Retirement System of Idaho


2. Check the Appropriate Box if a Member of a Group*(a)[  ]
                              			    (b)[  ]
                     N/A

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Idaho

Number             5. Sole Voting Power              765,112*
Of
Shares             6. Shared Voting Power            N/A
Beneficially
Owned by Each      7. Sole Dispositive Power         765,112*
Reporting
Person With        8. Shared Dispositive Power       N/A

*Public Employee Retirement System of Idaho (PERSI) has given its investment manager Zesiger Capital Group LLC (ZCG) sole power to dispose and vote the above-referenced shares. Since PERSI can rescind the advisory contract with ZCG within 60 days notice, PERSI would at that time have sole dispositive and voting power with respect to the shares.


9.  Aggregate Amount Beneficially Owned by Each Reporting Person

      765,112


10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

       N/A


11.  Percent of Class Represented by Amount in Row (9)

       4.8%


12.   Type of Reporting Person*

        Employee Pension Fund (EP)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1 (a).       Name of Issuer

                  GLOBAL POWER EQUIPMENT GROUP, INC.


Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  5199 N. Mingo Rd.
                  TULSA, OK  74117


Item 2 (a).       Name of Person Filing:

                  	1.  Zesiger Capital Group LLC (ZCG)

                  	2.  Public Employee Retirement System of Idaho
                    	    (PERSI)


Item 2 (b).       Address of Principal Business Office or if None, Residence:

                  	1.  ZCG: 460 Park Avenue, 22nd Floor
                  	    New York, New York 10022

                  	2.  PERSI: 607 N 8th | Boise ID  83702


Item 2 (c).       Citizenship:

                  	1.  ZCG - New York
                  	2.  PERSI - Idaho

Item 2 (d).       Title of Class of Securities:

                  	Common Stock


Item 2 (e)  	CUSIP Number:

            	37941P306


Item 3   	If this  statement is filed  pursuant to Rule  13d-1(b), or
		13d-2(b), check whether the person filing is a(n):

		1. ZCG: Investment Advisor registered under section 203 of the Investment Advisors Act of 1940

		2.  PERSI: An employee benefit plan or endowment fund in accordance
		with Rule 13d-1(b)(1)(ii)(E)


Item 4	Ownership.
		If the person of the class owned, as of December 31 of the
		year covered by this statement, or as of the last day of any
		month described in Rule 13d-1  (b) (2), if applicable, exceeds five
		percent, provide the following information as of that date and
		identify those shares which there is a right to acquire.

         (a)  Amount Beneficially Owned

		1.  ZCG: See Item 9 of the attached cover pages.

		2.  PERSI: N/A

         (b)  Percent of Class

		1.  ZCG: See Item 11 on the attached cover pages.

		2.  PERSI: N/A

         (c) Number of shares as to which such person has:

		(i)  sole power to vote or to direct the vote


		1.  ZCG: See Item 5 on the attached cover pages.

		2.  PERSI: N/A

		(ii) shared power to vote or to direct the vote


		1.  ZCG: See Item 6 on the attached cover pages.

		2.  PERSI: N/A

		(iii) sole power to dispose or to direct the disposition


		1.  ZCG: See Item 7 on the attached cover pages.

		2.  PERSI: N/A

		(iv) shared power to dispose or to direct the disposition of

		1.  ZCG: See Item 8 on the attached cover pages.
		ZCG hereby disclaims beneficial ownership of all the above securities. Such securities are held in discretionary accounts which ZCG manages.

		2.  PERSI: N/A


Item 5	Ownership of Five Percent or Less of a Class.

		1.  ZCG: N/A

		2. PERSI: As of the date hereof, PERSI ceased to be the beneficial owner of more than five percent of the class of securities.

Item 6 	Ownership of More than Five Percent on Behalf of Another Person

		1. ZCG: Clients for whom ZCG acts as investment adviser may withdraw dividends or the proceeds of sales from the accounts managed by ZCG. No single client account owns more than 5% of the class of securities.

		2. PERSI: N/A


Item 7.	Identification and Classification of the Subsidiary Which Acquired
		the Security Being Reported on By the Parent Holding Company

         	N/A



Item 8.	Identification and Classification of Members of the Group

         	N/A


Item 9.  	Notice of Dissolution of the Group

         	N/A


Item 10. 	Certification

         	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.







                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                           April 1, 2011
                           Date

                           ZESIGER CAPITAL GROUP LLC

                           By: /s/  Barrie R. Zesiger
                                    Managing Director


                           PUBLIC EMPLOYEE RETIREMENT SYTEM OF IDAHO

                           By :/s/  Donald D. Drum
                                    Executive Director













                                EXHIBIT A

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the Common Stock of Global Power Equipment Group Inc. and further agree to the filing of this agreement as an Exhibit thereto. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  April 1, 2011


                                 ZESIGER CAPITAL GROUP LLC

                                 By: /s/ Barrie R. Zesiger
                                         Managing Director


                                 PUBLIC EMPLOYEE RETIREMENT SYTEM OF IDAHO

                                 By:/s/  Donald D. Drum
                                         Executive Director